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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                       For the month of February 27, 2003

                       Commission File Number: 001-09531


                                BBVA BANCO BHIF
                (Translation of registrant's name into English)

                                 Huerfanos 1234
                                Santiago, Chile
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                    Form 20-F [X]             Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                          Yes [_]             No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                          Yes [_]             No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                          Yes [_]             No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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                                BBVA BANCO BHIF

                               TABLE OF CONTENTS


                                                                   Sequential
  Item                                                             Page Number
  ----                                                             -----------

   1. Letter dated January 24, 2003 to the Superintendent of Financial Institutions with copies to the following Market Exchanges in Chile: Bolsa Electronica de Chile, Bolsa de Comercio de Santiago, Bolsa de Corredores.


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                                                                          Item 1


Santiago, January 24, 2003
No. 009.03

Mr. Enrique Marshall R.
Superintendent of Banks and Financial Institutions

Dear Sirs:

In fulfillment of the instructions distributed by the Superintendency and in accordance with existing legal requirements, I communicate to you, that in ordinary session of the board of directors of BBVA Bank BHIF, held on January 22, 2003, the following contracts were approved:

1.  To lease space to A.F.P. Provida S.A., in the following buildings:
    a)  Torre Huerfanos, located in Huerfanos 1234, Santiago;
    b)  Building located in Bandera 287, Santiago;
    c)  Office located in O'Carrol 456, Rancagua;
    d)  Office located in O'Higgins 396, Concepcion;
    e)  Office located in Moneda 906, Santiago;
    f)  Office located in Av. Vitacura 3.790, Vitacura, Santiago; and
    g)  Office located in Av. Las Condes 12.207, Las Condes, Santiago.

These contracts would involve annual rent between UF 16,610 and UF 18,622.

2.  To lease space in the following buildings owned by A.F.P. Provida S.A.;
    a)  Building located in Av. Pedro de Valdivia 100, Providence, Santiago;
    b)  Office located in Agustinas 1490, Santiago;
    c)  Office located in Cuevas 561, Rancagua; and
    d)  Office located in Lincoyan 354, Conception.

These contracts would involve annual rent between UF 51,480 and UF 62,667.

The Board of Directors has decided that the rent, in the aforementioned range, conforms to market prices.

3. Services for collection of estimates and payment of pensions, with A.F.P. Provida S.A., which would be paid in the price range that the banking organizations customarily receive for these services.

The agreement to enter into the aforementioned contracts constitutes an essential information with respect to the Banking Institution, that will be communicated to the stock markets in writing as of the date hereof.


Sincerely,


BBVA Bank BHIF

Ramon Monell Valls.
General Manager


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            BBVA BANCO BHIF


Date: February 27, 2003                     By: /s/ Ramon Monell Valls
                                                -------------------------------
                                                Name:  Ramon Monell Valls
                                                Title: Chief Executive Officer